FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

MBC Total Private Markets Access Fund

Address of Principal Business Office:

c/o Seneca Management, LLC, 101 University Boulevard, Suite 310, Denver, CO 80206

Telephone Number:

(303) 454-5453

Name and address of agent for service of process:

Garrett Fitzgerald,

Seneca Management, LLC, 101 University Boulevard, Suite 310, Denver, CO 80206

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ ] NO [X]

ITEM 1. Exact name of registrant:

MBC Total Private Markets Access Fund

ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation:

Delaware

October 28, 2022

ITEM 3. Form of organization of registrant:

Delaware Statutory Trust

ITEM 4. Classification of registrant:

Management Company

ITEM 5. If registrant is a management company:

1. State whether registrant is a "closed-end" company or an "open-end" company:

a.	The company is a "Closed End" company.

State whether registrant is registering as a "diversified" company or a "non-diversified" company:

The company is a "Non-Diversified" company.

ITEM 6. Name and address of each investment adviser of registrant:

Seneca Management, LLC, 101 University Boulevard, Suite 310, Denver, CO 80206

ITEM 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant:

Brian Knitt, Initial Trustee

Seneca Management, LLC, 101 University Boulevard, Suite 310, Denver, CO 80206

ITEM 8. If registrant is an unincorporated investment company not having a board of directors:

NOT APPLICABLE

ITEM 9.

a State whether registrant is currently issuing and offering its securities directly to the public:

NO

b If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter:

NOT APPLICABLE

c If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities:

YES

d State whether registrant has any securities currently issued and outstanding:

NO

e If the answer to Item 9(d) is "yes", state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities:

NOT APPLICABLE

ITEM 10. State the current value of registrant's total assets:

$0

ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958:

NO

ITEM 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any:

NOT APPLICABLE

SIGNATURES:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver and State of Colorado on the 17th day of November, 2022.

MBC Total Private Markets Access Fund
BRIAN KNITT